Exhibit 99.1

Sinovac Reports Unaudited Second Quarter 2010 Financial Results

- Conference call scheduled for Monday, August 16, 2010 at 8:00 AM EDT —

Beijing — August 16, 2010 — Sinovac Biotech Ltd. (NASDAQ: SVA), a leading China-based vaccine manufacturer, announced today its unaudited financial results for the three-month and six-month periods ended June 30, 2010.

Financial Highlights

•                  Second quarter sales increased 131% to $10.3 million on a sequential quarter basis and decreased by 49% year-over-year

•                  Sales for the six-month period declined 45% to $14.7 million, compared to same period last year

•                  Net income attributable to shareholders for the second quarter was $1.0 million, with net income per diluted share of $0.02

•                  Net income attributable to shareholders for the six-month period was $738,000, with net income per diluted share of $0.01

•                  Cash and cash equivalents at June 30, 2010 was $94.6 million

Business Highlights

•                  In May 2010, Sinovac was selected by the Beijing Centers for Diseases Control and Prevention (Beijing CDC) to supply the Company’s hepatitis A vaccine, Healive, to the Beijing Expanded Program of Immunization (EPI). Based on the comprehensive score following the Beijing CDC’s evaluation of potential suppliers, Sinovac was selected as one of the two suppliers and was allocated a greater share of the total purchase order. The total ordered quantity allocated to Sinovac was approximately 477,000 doses.

•                  In June 2010, Sinovac participated at the 2010 Shanghai CPHI Exhibition. At the exhibition, Sinovac showcased its commercialized products, including its Healive, Anflu, Panflu and Panflu.1 vaccines. The Company met with several prospective distribution partners aimed at commercializing Sinovac’s vaccines in targeted international markets.

•                  In August 2010, Sinovac received the GMP Inspection Report from the Government of Nepal’s Ministry of Health and Population.  The report stated that Sinovac’s production facilities are qualified for registering its hepatitis A vaccine, Healive, for importation to Nepal.  The favorable inspection report represents a key step towards obtaining the product registration certificate from the Nepalese Government.  It is anticipated that Sinovac will be granted the product registration certificate later this year.

Mr. Weidong Yin, Chairman, President and CEO of Sinovac, commented, “The Shanxi vaccine incident continues to impact the public’s confidence in vaccine safety as it has significantly affected demand across the private pay market. Although we cannot alter the market environment, we are effectively adjusting our marketing and sales strategies to address the market situation and to enhance our capabilities. We increased the size of our sales force to further expand domestic market penetration and to improve the effectiveness of our promotion strategies.  We are beginning to see results as evidenced by the 131% increase in sales in second quarter as compared to the first quarter.  We will continue to refine and implement our marketing and sales strategies to improve our competencies and increase our market share.”

Mr. Yin continued, “The 2010 seasonal flu season commenced in the third quarter. Our first batch of Anflu has been released by the National Institute for the Control of Pharmaceutical and Biological Products (NICPBP) and launched into the market. Our sales team has already started the promotion activities in several areas. Although a level of uncertainty surrounds the seasonal flu vaccine market, we remain confident about our ability to advance the development of flu vaccine market in China.”

Mr. Yin continued, “Our capacity expansion project for flu vaccine is progressing well.  Currently the flu production facilities are under design in compliance with WHO GMP standards and the equipments are being selected, which means we are moving forward to meet our target of completing the capacity expansion for flu vaccines by the end of 2011.  We are simultaneously evaluating the construction plan of production facilities for our current pipeline products, such as the EV71 vaccine, at the Changping facility. We are pleased with the progress that is being made at our Dalian joint venture as the formal business license has been obtained. The application to conduct clinical trials for the proprietary mumps vaccine developed by Sinovac Dalian was submitted to the SFDA in April and the production lines are being upgraded. In order to enhance the market competency of our products and to facilitate entry into international market, the production lines at two facilities are being designed and constructed according to the WHO GMP standards.”

Mr. Yin continued, “This year the SFDA continues to work closely with the World Health Organization (WHO) to improve manufacturing across China in accordance with GMP standards. In July 2010, Sinovac was selected as one of the five companies at which the WHO experts conducted the training for China’s SFDA GMP site inspectors. Although the Chinese vaccine market has been significantly affected by unfounded media reports, we believe that the public appeal to improve the vaccine quality standards represents a significant market opportunity for companies, such as Sinovac, that supply high quality vaccine products.”

Mr. Yin concluded, “We appreciate the continued support and understanding of our investors.  We are continuing to refine our domestic and international sales strategies, expand our manufacturing capacity, and advance our vaccine development pipeline to build long-term value for our shareholders.”

Financial Review for Second Quarter Ended June 30, 2010

Second quarter 2010 results included the consolidation of the financial results from the 30%-owned joint venture, Sinovac Dalian, following its formation in January 2010.

Sales for the second quarter of 2010 were $10.3 million, up 131% from $4.4 million in the first quarter of 2010 and down 49% from $20.0 million for the second quarter of 2009.  The second quarter 2010 sales were impacted in part by the continuing weakness in the private pay market following the unfounded media reports about vaccine safety in China’s Shanxi province and by vaccine purchases from the Ministry of Health (MOH) that has not recurred. In the second quarter of 2009, the Company sold 2.08 million doses of Healive to MOH as part of the response in connection with a flood relief effort.

Sinovac’s sales breakdown by product was as follows.

	Three months ended June 30
	2010	2009
Sales
Healive	$5,954,172	$18,018,340
Bilive	2,722,710	2,103,573
Anflu	(765)	(103,586)
Panflu.1 (H1N1)	1,587,589	—
Total	$10,263,706	$20,018,327

Sales of the Panflu.1 (H1N1) vaccine represented 15.5% of total sales for the three months ended June 30, 2010. The H1N1 vaccine was sold to the Chinese government in accordance with the government purchase program.

Gross profit for the second quarter of 2010 was $8.5 million, with a gross margin of 82.7%, compared to $16.3 million and a gross margin of 81.2% for the same period of 2009.  The gross margin for the second quarter of 2010 increased due to the product mix during the current year quarter. After deducting depreciation of land use rights and amortization of licenses and permits from gross profit, the adjusted gross margin was 80.7% and 80.2% for the second quarter of 2010 and 2009, respectively.

Selling, general and administrative expenses for the second quarter of 2010 were $4.1 million, compared to $4.9 million in the same period of 2009. SG&A expenses as a percentage of second quarter 2010 sales were 40%, compared to 24% during the second quarter of the prior year. The higher SG&A expenses as a percentage of revenue resulted from the additional G&A expenses associated with the 30%-owned joint venture, Sinovac Dalian, partly offsetting the lower selling costs associated with the second quarter 2010 revenues.

Net research and development expenses for the second quarter 2010 were $1.5 million, compared to $550,000 in the same period of 2009. The increased R&D expenses in the second quarter of 2010 were primarily related to the continued development of EV71 vaccine, pneumococcal conjugated vaccine, rabies vaccines for human and animals, along with the mumps vaccine, which is currently under development at Sinovac Dalian.

Depreciation of property, plant and equipment and amortization of license and permits for the second quarter of 2010 rose to $507,000, compared to $167,000 for the same period of last year.  The increase was primarily attributable to depreciation expense at Sinovac Dalian that was included in the second quarter 2010 consolidated results.

Total operating expenses for the second quarter of 2010 were $6.1 million, compared to $5.6 million in the comparative period in 2009.

The operating income for the three months ended June 30, 2010 was $2.4 million, compared to $10.7 million for the same period of the prior year.  The lower operating income in the second quarter of 2010 was attributable to the increased administrative expenses from Sinovac Dalian, reduced sales and higher R&D expenses.

Net income for the second quarter of 2010 included $423,000 of interest and financing expenses, $458,000 of interest and other income and $891,000 of income tax expense. Net income for the same period of 2009 included $199,000 of interest and financing expenses, $73,000 of interest and other income, and $2.2 million of income tax expenses. Net income attributable to shareholders for second quarter of 2010 was $1.0 million, or $0.02 per diluted share, as compared to net income attributable to shareholders of $5.8 million, or $0.14 per diluted share, in the same period of 2009.

As of June 30, 2010, Sinovac’s cash and cash equivalents totaled $94.6 million, compared to $75.0 million as of December 31, 2009. The increase in cash and cash equivalents primarily reflected the contribution of approximately $62.0 million in net proceeds from the public offering of common shares, which was closed in February 2010.

Financial Review for Six-Month Period Ended June 30, 2010

Results for the six-month period of 2010 included the consolidation of the financial results from the

30%-owned joint venture, Sinovac Dalian, following its formation in January 2010.

Sales for the six-month period of 2010 were $14.7 million, down 45% from $26.6 million for the same period of 2009.  The lower sales in the first half of 2010 were attributable to adverse impact of the unfounded media reports in the Shanxi province on the domestic vaccine market and the absence of government purchases in the current year for disease control in the flood region.

Sinovac’s sales breakdown by product was as follows.

	Six months ended June 30
	2010	2009
Sales
Healive	$8,493,807	$22,920,655
Bilive	3,263,769	3,299,750
Anflu	31,032	364,021
Panflu.1 (H1N1)	2,918,997	—
Total	$14,707,605	$26,584,426

Sales of the Panflu.1 (H1N1) vaccine represented 19.8% of total sales for the six months ended June 30, 2010. The H1N1 vaccine was sold to the Chinese government in accordance with the government purchase program.

Gross profit for the six-month period of 2010 was $12.0 million, with a gross margin of 81.9%, compared to $21.4 million and a gross margin of 80.4% for the same period of 2009.  The gross margin for the first half of 2010 increased due to the product mix during the current year.  After deducting depreciation of land use rights and amortization of licenses and permits from gross profit, adjusted gross margin was 81.2% and 80.0% for the six-month period of 2010 and 2009, respectively.

Selling, general and administrative expenses for the first six months of 2010 were $7.2 million, compared to $8.4 million in the same period of 2009. SG&A expenses as a percentage of six-month period 2010 sales were 49%, compared to 32% for the same period of the prior year. The higher SG&A expenses as a percentage of revenue resulted from the additional G&A expenses associated with the 30%-owned joint venture, partly offsetting the lower selling costs associated with the first half 2010 revenues.

Net research and development expenses for the first six months of 2010 were $2.4 million, compared to $1.3 million in the same period of 2009. The increased R&D expenses in the six-month period of 2010 were primarily related to the continued development of EV71 vaccine, pneumococcal conjugated vaccine, rabies vaccines for human and animals, along with the mumps vaccine, which is currently under development at Sinovac Dalian.

Depreciation of property, plant and equipment and amortization of license and permits for the six-month period of 2010 rose to $932,000, compared to $332,000 for the same period of last year.  The increase was primarily attributable to depreciation expense at Sinovac Dalian that was included in the second quarter 2010 consolidated results.

Total operating expenses for the first six months of 2010 were $10.5 million, compared to $10.0 million in the comparative period in 2009.

The operating income for the six months ended June 30, 2010 was $1.6 million, compared to $11.3 million for the same period of the prior year.  The operating income in the first half of 2010 was attributable to the increased administrative expenses from Sinovac Dalian, reduced sales and higher R&D expenses.

Net income for the six-month period of 2010 included $547,000 of interest and financing expenses, $35,000 of  interest income and other expenses and $622,000 of income tax expense. Net income for the same period of 2009 included $325,000 of interest and financing expenses, $166,000 of interest and other income, and $2.6 million of income tax expenses. Net income attributable to shareholders for first six months of 2010 was $738,000, or $0.01 per diluted share, as compared to net income attributable to shareholders of $5.8 million, or $0.14 per diluted share, in the same period of 2009.

Recent Clinical Developments

In follow-up to the clinical trial application that was submitted to the SFDA in December 2009, Sinovac sent three batches of its enterovirus 71 (EV 71) vaccine to the National Institute for the Control of Pharmaceutical and Biological Products (NICPBP) for comprehensive testing and received a qualified report on the vaccines tests in May. In late June, the SFDA held the EV 71 vaccine evaluation conference and Sinovac participated. The Company is currently preparing supplementary documents for the SFDA’s further evaluation.  The Company anticipates that the SFDA will grant approval of its clinical trial application within the year.

The clinical trials for the animal rabies vaccine have been completed.  The application for the new drug certificate was submitted to the Ministry of Agriculture on June 29, 2010. The Company has commenced construction of a GMP-certified production line for animal rabies vaccine at its Tangshan Yian facility.  The Company is on track to launch its animal rabies vaccine in 2011.

The R&D process for pneumococcal conjugated vaccine is progressing on schedule. Sinovac has produced the vaccine doses for clinical trial use. The Company is conducting the stability study, and evaluating the vaccines effectiveness and safety in animal models, and expects to file the clinical trial application by end of 2010.

In April, Sinovac received approval from the SFDA for its clinical trial application for the hepatitis B vaccine, Euvax B, in-licensed for LG Life Sciences.  Pursuant to the distribution agreement with LG Life Sciences, Sinovac was granted an exclusive right to market and distribute Euvax B in mainland China for five years from the date Sinovac obtains regulatory approval for the sale of the product in China.  Sinovac is currently evaluating the potential market opportunity and preparing to commence clinical trials later this year.

In April, Sinovac received approval from the SFDA for its clinical trial application for its inactivated Japanese encephalitis vaccine.  Sinovac is currently evaluating the potential market opportunity for this vaccine candidate.

Recent Management Change

The Company announced the appointment of Mr. Jacob Chik Keung Ho as acting Chief Financial Officer to replace Ms. Jinling Qin and as the Company’s Chief Financial Officer after the probationary period.  Mr. Ho brings over twelve years of accounting and financial reporting experience to Sinovac, which will enhance the Company’s financial management, internal control, risk management and communications with investors. Mr. Ho will be on position and start work from September 1, 2010.

Mr. Ho has extensive experience in accounting and international business working with companies in China and the U.S. He previously served as a Senior Manager in Deliotte Touche Tohmatsu’s Beijing office and as a Manager in PricewaterhouseCoopers Beijing office, where he provided financial reporting, accounting, internal auditing, risk management and accounting services to Chinese companies.  Prior to that, he held positions at Deloitte & Touche and PricewaterhouseCoopers, in which he served as a team leader for implementing Sarbanes-Oxley compliance programs at U.S. companies.  Earlier in his career, Mr. Ho served as an internal auditor at Texaco and as sales position at Oxford Health Plans.

Mr. Ho received an M.S. in Japanese Business Studies from Chaminade University of Honolulu, an MBA in International Business in Business Administration from Baruch College, City University of New York, and a B.S. in Accounting from Morgan State University in Maryland.   He is Certified Pubic Accountant.

Mr. Jiansan Zhang has resigned from his position as Vice General Manager of Sinovac Biotech and the Deputy Manager of Tangshan Yian due to personal reasons.  At Sinovac, he oversaw the production, engineering, research and development and quality assurance departments and at Tangshan Yian, he oversaw the vaccine research and development laboratory. The duties have been taken over by the director in charge of the quality control and assurance department and the director in charge of production and engineering, both of whom were recently promoted. Sinovac is actively seeking a senior manager with high technology and pharmaceutical industry experience.

2010 Guidance

The Company reiterates its previously provided total 2010 sales expectations.  The Company continues to expect 2010 sales to be in the range of approximately $60.0 million to $67.0 million as it anticipates the lasting effects from the unfounded media reports that adversely impacted public perceptions of vaccine safety will gradually diminish.

In 2010, the Company expects to advance the clinical development of its pipeline products as follows: (i) to commence clinical trials in China for its enterovirus 71 (EV 71) vaccine (clinical trial application on file with SFDA) along with the hepatitis B vaccine in-licensed from LG Life Sciences (clinical trial applications approved by SFDA); (ii) to file the clinical trial application with the SFDA for its pneumococcal conjugate vaccine; and (iii) to commence clinical trials in China for the mumps vaccine under development at Sinovac Dalian upon receiving approval for its clinical trial application from the SFDA.  The Company intends to continue executing its business plan at the Sinovac Dalian and the Changping facilities to increase production capacity of its commercialized vaccines and prepare for the commercialization of its pipeline products.

Conference Call Details

The Company will host a conference call on Monday, August 16, 2010 at 8:00 a.m. EDT (August 16, 2010 at 8:00 pm China Standard Time) to review the Company’s financial results for the second quarter ended June 30, 2010 and provide an update on recent corporate developments. To access the conference call, please dial 1-877-407-4018 (USA) or 1-201-689-8471 (international). A replay of the call will be available from 11 a.m. ET on August 16, 2010 to August 30, 2010 at midnight. To access the replay, please dial 1-877-870-5176 (USA) or 1-858-384-5517 (international) and the replay pin number 354766.

A live audio webcast of the call will also be available from the Investors section on the corporate web site at http://www.sinovac.com. A webcast replay can be accessed on the corporate website beginning August 16, 2010 and the replay will remain available for 30 days.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac’s commercialized vaccine products include Healive® (hepatitis A), Bilive® (combined hepatitis A and B), Anflu® (seasonal influenza), Panflu™ (pandemic influenza (H5N1)), and Panflu.1™ (pandemic influenza A (H1N1)). Sinovac is developing vaccines for enterovirus 71, universal pandemic influenza, pneumococcal infection, Japanese encephalitis, and human rabies. Its wholly owned subsidiary, Tangshan Yian, has completed the clinical trials for its independently developed inactivated animal rabies vaccine . Its 30%-owned joint venture, Sinovac Dalian, focuses on the research, development, manufacturing and commercialization of vaccines, such as rabies, chickenpox, mumps and rubella vaccines for human use.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Chris Lee

Sinovac Biotech Ltd.

Tel:  +86-10-8279-9659

Fax:  +86-10-6296-6910

Email: lill@sinovac.com

Investors:

Amy Glynn/Stephanie Carrington

The Ruth Group

Tel:  +1-646-536-7023/7017

Email: aglynn@theruthgroup.com

scarrington@theruthgroup.com

Media

Jason Rando

The Ruth Group

Tel:  +1-646-536-7025

Email:  jrando@theruthgroup.com

SINOVAC BIOTECH LTD.

Incorporated in Antigua and Barbuda

Consolidated Balance Sheets

(Unaudited)

(Expressed in U.S. Dollars)

	June 30,	December 31,
	2010	2009

ASSETS

Current assets
Cash and cash equivalents	$94,638,337	$74,953,212
Restricted cash	309,764	64,400
Short-term investments	9,987,369	7,313,149
Accounts receivable – net	26,207,337	24,540,134
Inventories	18,191,653	9,599,118
Prepaid expenses and deposits	773,862	466,346
Due from related party	3,299,318	—
Deferred tax assets	1,024,188	1,375,174

Total current assets	154,431,828	118,311,533

Property, plant and equipment	41,366,664	22,306,688
Deposits for acquisition of assets	8,298,329	—
Long term inventories	2,777,952	2,642,734
Deferred tax assets	497,849	520,077
Licenses and permits	498,123	695,109
Total assets	$207,870,745	$144,476,141

LIABILITIES AND EQUITY

Current liabilities
Loans payable	$2,937,461	$17,697,821
Accounts payable and accrued liabilities	12,123,477	17,784,509
Income tax payable	1,723,718	6,413,734
Deferred revenue	5,033,224	5,386,749
Due to related party	521,069	—
Deferred government grants	1,592,775	1,331,476
Deferred tax liability	1,167,547	1,398,123
Total current liabilities	25,099,271	50,012,412

Deferred government grants	2,525,518	2,646,669
Loans payable	8,298,329	—
Long term payable	409,495	407,794
Deferred revenue	6,971,784	6,942,824
Total long term liabilities	18,205,126	9,997,287

Total liabilities	43,304,397	60,009,699

Commitments and contingencies

EQUITY

Preferred stock	—	—
Authorized 50,000,000 shares at par value of $0.001 each Issued and outstanding: nil
Common stock	54,126	42,585
Authorized: 100,000,000 shares at par value of $0.001 each Issued and outstanding: 54,125,861 (2009 – 42,585,261)
Additional paid in capital	104,645,132	42,533,876
Accumulated other comprehensive income	4,546,361	4,225,196
Dedicated reserves	9,863,251	9,863,251
Retained earnings	14,731,302	13,993,287

Total stockholders’ equity	133,840,172	70,658,195
Non-controlling interests	30,726,176	13,808,247
Total equity	164,566,348	84,466,442
Total liabilities and equity	$207,870,745	$144,476,141

SINOVAC BIOTECH LTD.

Consolidated Statements of Income and Comprehensive Income

Three Months and Six Months Ended June 30, 2010 and 2009

(Unaudited)

(Expressed in U.S. Dollars)

	Three months ended		Six months ended
	30-Jun		30-Jun
	2010	2009	2010	2009

Sales	$10,263,706	$20,018,327	$14,707,605	$26,584,426

Cost of sales - (exclusive of depreciation of land-use rights and amortization of licenses and permits of $104,832 (2009 - $104,732) for three months and $ 209,625 (2009 -$209,365) for six months	1,775,177	3,762,786	2,658,652	5,210,556

Gross profit	8,488,529	16,255,541	12,048,953	21,373,870

Selling, general and administrative expenses	4,105,030	4,860,279	7,197,278	8,407,902

Research and development expenses - net of $-36,502 (2009- $70,374) for three months and $-18,948 (2009- $128,685) for six months in government research grants	1,459,432	549,734	2,367,391	1,309,175

Depreciation of property, plant and equipment and amortization of licenses and permits	507,014	167,004	932,441	331,873

Total operating expenses	6,071,476	5,577,017	10,497,110	10,048,950

Operating income	2,417,053	10,678,524	1,551,843	11,324,920

Interest and financing expenses	-422,983	-199,113	-547,358	-325,313

Interest and other income (expenses)	457,938	73,020	-34,654	166,151

Income before income taxes and non-controlling interests	2,452,008	10,552,431	969,831	11,165,758

Income tax expenses	-891,282	-2,162,099	-621,803	-2,643,867

Consolidated net income	1,560,726	8,390,332	348,028	8,521,891

Less: net income (loss) attributable to non-controlling interests	515,401	2,581,676	-389,987	2,688,556

Net income attributable to stockholders	$1,045,325	$5,808,656	$738,015	$5,833,335
Net income	$1,560,726	$8,390,332	$348,028	$8,521,891

Other comprehensive income
Foreign currency translation adjustment	428,844	-38,279	437,567	26,620
Total comprehensive income	1,989,570	8,352,053	785,595	8,548,511
Less: comprehensive income (loss) attributable to non-controlling interests	630,326	2,583,246	-273,585	2,695,811
Comprehensive income attributable to stockholders	$1,359,244	$5,768,807	$1,059,180	$5,852,700
Earnings per share – basic and diluted	$0.02	$0.14	$0.01	$0.14
Weighted average number of shares of common stock outstanding
- Basic	54,105,104	42,427,503	52,053,219	42,653,223
- Diluted	55,124,895	42,431,249	53,178,006	42,653,223

SINOVAC BIOTECH LTD.

Consolidated Statements of Cash Flows

Three Months and Six Months Ended June 30, 2010 and 2009

(Unaudited)

(Expressed in U.S. Dollars)

	Three Months ended June 30		Six Months ended June 30
	2010	2009	2010	2009
Cash flows from (used in) operating activities
Net Income for the period	$1,560,726	$8,390,332	$348,028	$8,521,891
Adjustments to reconcile net income to net cash from (used by) operating activities:
- deferred income taxes	-554,811	690,556	137,709	847,950
- write-off of equipment and loss (gain) on disposal	132,316	2,434	819,411	-7,349
- stock-based compensation	99,232	61,540	202,896	128,043
- provision for doubtful accounts	—	1,443,986	—	2,312,924
- inventory provision	240,859	—	257,065	—
- depreciation of property, plant and equipment, and amortization of licences and permits	990,097	472,120	1,881,104	955,790
- research and development expenditures qualifying for government grant	36,502	-70,374	18,948	-128,685
- deferred government grant recognized in income	-65,855	-40,367	-131,685	-91,683
- accounts receivable	-3,389,051	-12,080,553	-1,559,320	-14,543,552
- inventories	-4,705,960	-2,803,876	-8,477,709	-5,135,639
- income tax payable	-2,070,272	712,224	-4,698,680	-173,028
- prepaid expenses and deposits	31,019	224,922	-304,751	255,826
- long term payable, deferred revenue and advances from customers	-3,217,309	9,644,568	-374,556	9,644,568
- accounts payable and accrued liabilities	4,044,222	1,487,986	-5,133,166	-1,283,789
Net cash provided by (used in) operating activities	-6,868,285	8,135,498	-17,014,706	1,303,267

Cash flows from (used in) financing activities
- Loan proceeds	—	16,074,281	8,265,031	16,074,281
- Loan repayment	-14,777,424	—	-14,777,424	—
- Proceeds from issuance of common stock net of share issuance cost	47,395	—	61,915,101	—
- Repurchase of common shares	—	-16,189	—	-335,832
- Loan to non-controlling shareholder of Sinovac Beijing	3,285,464	—	-3,286,695	-1,460,600
- Subscriptions received	4,800	—	4,800	—
- Dividends paid to non-controlling shareholder of Sinovac Beijing	-3,285,902	—	-3,285,902	—
- Due to non-controlling shareholder of Sinovac Dalian	519,075	—	519,075	—
- Government grant received	189,007	—	235,818	—
Net cash provided by (used in) financing activities	-14,017,585	16,058,092	49,589,804	14,277,849

Cash flows used in investing activities
- Restricted cash	-302,038	—	-244,077	—
- Proceeds from disposal of equipment	1,594	—	191,470	—
- Proceeds from redemption of short-term investments	—	—	7,314,187	—
- Purchase of short-term investments	-1,610,984	—	-9,949,157	—
- Prepaid for acquisition of new facility	—	—	-8,265,031	—
- Acquisition of property, plant and equipment	-1,649,336	-750,509	-2,097,501	-1,762,001
Net cash used in investing activities	-3,560,764	-750,509	-13,050,109	-1,762,001

Exchange effect on cash and cash equivalents	152,506	-47,508	160,136	-8,765
Increase (decrease) in cash and cash equivalents	-24,294,128	23,395,573	19,685,125	13,810,350

Cash and cash equivalents, beginning of period	118,932,465	23,308,879	74,953,212	32,894,102

Cash and cash equivalents, end of period	$94,638,337	$46,704,452	$94,638,337	$46,704,452

Cash paid for interest	$389,898	$206,866	$658,177	$330,268
Cash paid for income taxes	$2,708,398	$759,318	$4,361,751	$1,968,944

Supplemental schedule of non-cash activities:
Acquisition of property, plant and equipment included in accounts payable and accrued liabilities	$161,585	$302,829	$960,126	$1,395,618